UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Talos Energy Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87484T108

(CUSIP Number)

Dianna Rosser Aprile

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0076

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87484T 108	13D	Page 1 of 27 pages

1	Names of Reporting Persons Riverstone Talos Energy Equityco LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 13,669,287
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 13,669,287

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,669,287
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.7%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 87484T 108	13D	Page 2 of 27 pages

1	Names of Reporting Persons Riverstone Talos Energy Debtco LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,257,396
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,257,396

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,257,396
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.5%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 87484T 108	13D	Page 3 of 27 pages

1	Names of Reporting Persons ILX Holdings, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 87484T 108	13D	Page 4 of 27 pages

1	Names of Reporting Persons ILX Holdings II, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,510,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,510,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,510,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.5%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 87484T 108	13D	Page 5 of 27 pages

1	Names of Reporting Persons ILX Holdings III, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 86,667
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 86,667

11	Aggregate Amount Beneficially Owned by Each Reporting Person 86,667
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 87484T 108	13D	Page 6 of 27 pages

1	Names of Reporting Persons REL US Partnership, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 43,333
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 43,333

11	Aggregate Amount Beneficially Owned by Each Reporting Person 43,333
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 87484T 108	13D	Page 7 of 27 pages

1	Names of Reporting Persons Riverstone V Castex 2014 Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 703,341
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 703,341

11	Aggregate Amount Beneficially Owned by Each Reporting Person 703,341
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.9%
14	Type of Reporting Person PN

CUSIP No. 87484T 108	13D	Page 8 of 27 pages

1	Names of Reporting Persons Riverstone V Talos Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 14,926,683
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 14,926,683

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,926,683
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.2%
14	Type of Reporting Person PN

CUSIP No. 87484T 108	13D	Page 9 of 27 pages

1	Names of Reporting Persons Riverstone Global Energy and Power Fund V (FT), L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 14,926,683
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 14,926,683

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,926,683
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.2%
14	Type of Reporting Person PN

CUSIP No. 87484T 108	13D	Page 10 of 27 pages

1	Names of Reporting Persons Riverstone Energy Partners V, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 20,140,024
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,140,024

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,140,024
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.6%
14	Type of Reporting Person PN

CUSIP No. 87484T 108	13D	Page 11 of 27 pages

1	Names of Reporting Persons Riverstone Energy GP V, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 20,140,024
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,140,024

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,140,024
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.6%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 87484T 108	13D	Page 12 of 27 pages

1	Names of Reporting Persons Riverstone Energy GP V Corp.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 20,140,024
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,140,024

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,140,024
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.6%
14	Type of Reporting Person CO

CUSIP No. 87484T 108	13D	Page 13 of 27 pages

1	Names of Reporting Persons Riverstone Holdings LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 20,226,691
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,226,691

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,226,691
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.7%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 87484T 108	13D	Page 14 of 27 pages

1	Names of Reporting Persons Riverstone/Gower Mgmt Co Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 20,270,024
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,270,024

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,270,024
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.8%
14	Type of Reporting Person PN

CUSIP No. 87484T 108	13D	Page 15 of 27 pages

1	Names of Reporting Persons Riverstone Management Group, L.L.C.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 20,270,024
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,270,024

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,270,024
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.8%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 87484T 108	13D	Page 16 of 27 pages

1	Names of Reporting Persons David M. Leuschen
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 20,270,024
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,270,024

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,270,024
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.8%
14	Type of Reporting Person IN

CUSIP No. 87484T 108	13D	Page 17 of 27 pages

1	Names of Reporting Persons Pierre F. Lapeyre, Jr.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 20,270,024
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,270,024

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,270,024
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.8%
14	Type of Reporting Person IN

CUSIP No. 87484T 108	13D	Page 18 of 27 pages

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on May 21, 2018 (as amended, the “Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”) of Talos Energy Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Schedule 13D is being filed by the following entities (each a “Reporting Person” and collectively, the “Reporting Persons”):

(1) Riverstone Talos Energy Equityco LLC (“Riverstone Equityco”)

(2) Riverstone Talos Energy Debtco LLC ( “Riverstone Debtco”)

(3) ILX Holdings, LLC (“ILX Holdings”)

(4) ILX Holdings II, LLC (“ILX Holdings II”)

(5) ILX Holdings III, LLC (“ILX Holdings III”)

(6) REL US Partnership, LLC (“REL US Partnership”)

(7) Riverstone V Castex 2014 Holdings, L.P. (“Castex 2014”)

(8) Riverstone V Talos Holdings, L.P. (“Riverstone Aggregator”)

(9) Riverstone Global Energy and Power Fund V (FT), L.P. (“Riverstone Energy Fund V”)

(10) Riverstone Energy Partners V, L.P. (“Riverstone Energy Partners V”)

(11) Riverstone Energy GP V, LLC (“Riverstone GP”)

(12) Riverstone Energy GP V Corp. (“Riverstone Corp.”)

(13) Riverstone Holdings LLC (“Riverstone Holdings”)

(14) Riverstone/Gower Mgmt Co Holdings, L.P. (“Riverstone/Gower”)

(15) Riverstone Management Group, L.L.C. (“Riverstone Management”)

(16) David M. Leuschen

(17) Pierre F. Lapeyre, Jr.

Messrs. Leuschen and Lapeyre are both citizens of the United States. The remaining Reporting Persons are each organized under the laws of the State of Delaware. The principal business address of the Reporting Persons is 712 Fifth Avenue 36th Floor, New York, NY 10019. The Reporting Persons are principally engaged in the business of managing their investments in the securities of the Issuer.

Information with respect to the directors and executive officers of Riverstone Management, Riverstone Holdings, Riverstone Corp. and Riverstone GP (collectively, the “Related Persons”), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons is listed on the attached Schedule A, which is incorporated herein by reference.

CUSIP No. 87484T 108	13D	Page 19 of 27 pages

During the last five years, neither the Reporting Persons nor any Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

June Block Trade

On June 28, 2021, pursuant to an underwriting agreement, dated as of June 23, 2021 (the “June Underwriting Agreement”), by and among the Issuer, the stockholder parties thereto (the “June Selling Stockholders”) and BMO Capital Markets Corp. (the “June Underwriter”), the June Selling Stockholders agreed to sell to the June Underwriter, and the June Underwriter agreed to purchase from the June Selling Stockholders, 5,000,000 shares of Common Stock for $17.26 per share. As a result, ILX Holdings sold 2,634,663 shares of Common Stock and Castex 2014 sold 351,671 shares of Common Stock.

November Block Trade

On November 12, 2021, pursuant to an underwriting agreement, dated as of November 8, 2021 (the “November Underwriting Agreement”), by and among the Issuer, the stockholder parties thereto (the “November Selling Stockholders”) and J.P. Morgan Securities LLC (the “November Underwriter”), the November Selling Stockholders agreed to sell to the November Underwriter, and the November Underwriter agreed to purchase from the November Selling Stockholders, 6,000,000 shares of Common Stock for $12.13 per share. As a result, ILX Holdings sold 2,325,337 shares of Common Stock. The November Underwriter has a 30-day option to purchase up to an additional 900,000 shares of Common Stock from certain of the November Selling Stockholders.

The foregoing descriptions of the June Underwriting Agreement and November Underwriting Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are attached as exhibits to this Schedule 13D and incorporated herein by reference.

CUSIP No. 87484T 108	13D	Page 20 of 27 pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 81,881,477 shares of Common Stock outstanding as of October 27, 2021, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 3, 2021:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Riverstone Talos Energy Equityco LLC	13,669,287	16.7%	0	13,669,287	0	13,669,287
Riverstone Talos Energy Debtco LLC	1,257,396	1.5%	0	1,257,396	0	1,257,396
ILX Holdings, LLC	0	0%	0	0	0	0
ILX Holdings II, LLC	4,510,000	5.5%	0	4,510,000	0	4,510,000
ILX Holdings III, LLC	86,667	0.1%	0	86,667	0	86,667
REL US Partnership, LLC	43,333	*	0	43,333	0	43,333
Riverstone V Castex 2014 Holdings, L.P.	703,341	0.9%	0	703,341	0	703,341
Riverstone V Talos Holdings, L.P.	14,926,683	18.2%	0	14,926,683	0	14,926,683
Riverstone Global Energy and Power Fund V (FT), L.P.	14,926,683	18.2%	0	14,926,683	0	14,926,683
Riverstone Energy Partners V, L.P.	20,140,024	24.6%	0	20,140,024	0	20,140,024
Riverstone Energy GP V, LLC	20,140,024	24.6%	0	20,140,024	0	20,140,024
Riverstone Energy GP V Corp.	20,140,024	24.6%	0	20,140,024	0	20,140,024
Riverstone Holdings LLC	20,226,691	24.7%	0	20,226,691	0	20,226,691
Riverstone/Gower Mgmt Co Holdings, L.P.	20,270,024	24.8%	0	20,270,024	0	20,270,024
Riverstone Management Group, L.L.C.	20,270,024	24.8%	0	20,270,024	0	20,270,024
David M. Leuschen	20,270,024	24.8%	0	20,270,024	0	20,270,024
Pierre F. Lapeyre, Jr.	20,270,024	24.8%	0	20,270,024	0	20,270,024

*Less than 0.1%

Includes 13,669,287 shares held of record by Riverstone Equityco, 1,257,396 shares held of record by Riverstone Debtco, 4,510,000 shares held of record by ILX Holdings II, 86,667 shares held of record by ILX Holdings III, 43,333 shares held of record by REL US Partnership and 703,341 shares held of record by Castex 2014.

CUSIP No. 87484T 108	13D	Page 21 of 27 pages

David M. Leuschen and Pierre F. Lapeyre, Jr. are the managing directors of Riverstone Management, which is the general partner of Riverstone/Gower, which is the sole member of Riverstone Holdings, which is the sole shareholder of Riverstone Corp., which is the managing member of Riverstone GP, which is the general partner of Riverstone Energy Partners V, which is the general partner of Riverstone Energy Fund V, which is the general partner of Riverstone Aggregator, which is the managing member of Riverstone Equityco and the sole manager of Riverstone Debtco.

In addition, Riverstone Energy Partners V owns an indirect interest in Castex 2014 and in ILX Holdings II, Riverstone Holdings is the owner of the ultimate general partners of ILX Holdings III, and Riverstone/Gower is the owner of the ultimate general partner of REL US Partnership.

As such, each of Riverstone Aggregator, Riverstone Energy Fund V, Riverstone Energy Partners V, Riverstone GP, Riverstone Corp., Riverstone Holdings, Riverstone/Gower, Riverstone Management, and Messrs. Leuschen and Lapeyre may be deemed to share beneficial ownership of the securities held directly by Riverstone Equity and Riverstone Debtco. Each of the foregoing entities and persons, except for Riverstone Aggregator and Riverstone Energy Fund V, may be deemed to share beneficial ownership of the securities held of record by Castex 2014 and by ILX Holdings II. Each of the foregoing entities and persons, except for Riverstone Aggregator, Riverstone Energy Fund V, Riverstone Energy Partners V, Riverstone GP and Riverstone Corp., may be deemed to share beneficial ownership over the securities held of record by ILX Holdings III. Each of the foregoing entities and persons, except for Riverstone Aggregator, Riverstone Energy Fund V, Riverstone Energy Partners V, Riverstone GP, Riverstone Corp. and Riverstone Holdings, may be deemed to share beneficial ownership over the securities held of record by REL US Partnership.

(c)	Except as described in Item 4, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Common Stock.

(d)	None.

(e)	On November 12, 2021, ILX Holdings ceased to be the beneficial owner of any shares of the Common Stock of the Issuer.

CUSIP No. 87484T 108	13D	Page 22 of 27 pages

Item 7.	Materials to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding to the Exhibits as follows:

Exhibit Number	Description
1	Joint Filing Agreement.

5	Underwriting Agreement, dated June 23, 2021, among Talos Energy Inc., the selling stockholders listed in Schedule A thereto and BMO Capital Markets Corp. (incorporated by reference to Exhibit 1.1 of Talos Energy Inc. Current Report on Form 8-K filed with the SEC on June 28, 2021).

6	Underwriting Agreement, dated November 8, 2021, among Talos Energy Inc., the selling stockholders listed in Schedule A thereto and J.P. Morgan Securities LLC (incorporated by reference to Exhibit 1.1 of Talos Energy Inc. Current Report on Form 8-K filed with the SEC on November 12, 2021).

CUSIP No. 87484T 108	13D	Page 23 of 27 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 29, 2021

Riverstone Talos Energy Equityco LLC

By:	/s/ Peter Haskopoulos

Name:	Peter Haskopoulos

Title:	Managing Director

Riverstone Talos Energy Debtco LLC

By:	/s/ Peter Haskopoulos

Name:	Peter Haskopoulos

Title:	Managing Director

ILX Holdings, LLC

By:	/s/ Peter Haskopoulos

Name:	Peter Haskopoulos

Title:	Managing Director

ILX Holdings II, LLC

By:	/s/ Peter Haskopoulos

Name:	Peter Haskopoulos

Title:	Managing Director

ILX Holdings III, LLC

By:	/s/ Peter Haskopoulos

Name:	Peter Haskopoulos

Title:	Managing Director

REL US Partnership, LLC

By:	/s/ Peter Haskopoulos

Name:	Peter Haskopoulos

Title:	Managing Director

CUSIP No. 87484T 108	13D	Page 24 of 27 pages

Riverstone V Castex 2014 Holdings, L.P.

By: Riverstone Global Energy and Power Fund V (FT), L.P., its general partner

By: Riverstone Energy Partners V, L.P., its general partner
By: Riverstone Energy GP V, LLC, its general partner

By:	/s/ Peter Haskopoulos

Name:	Peter Haskopoulos

Title:	Managing Director

Riverstone V Talos Holdings, L.P.

By: Riverstone Energy Partners V, L.P., its general partner
By: Riverstone Energy GP V, LLC, its general partner

By:	/s/ Peter Haskopoulos

Name:	Peter Haskopoulos

Title:	Managing Director

Riverstone Global Energy and Power Fund V (FT), L.P.

By: Riverstone Energy Partners V, L.P., its general partner
By: Riverstone Energy GP V, LLC, its general partner

By:	/s/ Peter Haskopoulos

Name:	Peter Haskopoulos

Title:	Managing Director

Riverstone Energy Partners V, L.P.

By: Riverstone Energy GP V, LLC, its general partner

By:	/s/ Peter Haskopoulos

Name:	Peter Haskopoulos

Title:	Managing Director

Riverstone Energy GP V, LLC

By:	/s/ Peter Haskopoulos

Name:	Peter Haskopoulos

Title:	Managing Director

CUSIP No. 87484T 108	13D	Page 25 of 27 pages

Riverstone Energy GP V Corp.

By:	/s/ Peter Haskopoulos

Name:	Peter Haskopoulos
Title:	Managing Director

Riverstone Holdings LLC

By:	/s/ Peter Haskopoulos

Name:	Peter Haskopoulos
Title:	Authorized Person

Riverstone/Gower Mgmt Co. Holdings, L.P.

By: Riverstone Management Group, L.L.C., its general partner

By:	/s/ Peter Haskopoulos

Name:	Peter Haskopoulos
Title:	Manager

Riverstone Management Group, L.L.C.

By:	/s/ Peter Haskopoulos

Name:	Peter Haskopoulos
Title:	Manager

By:	/s/ David M. Leuschen

Name:	David M. Leuschen

By:	/s/ Pierre F. Lapeyre, Jr.

Name:	Pierre F. Lapeyre, Jr.

CUSIP No. 87484T 108	13D	Page 26 of 27 pages

Schedule A

Directors and Executive Officers of the Reporting Persons

The name, present principal occupation or employment and citizenship of each of the Scheduled Persons are set forth below. The business address of each Scheduled Person is c/o Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, New York 10019.

Riverstone Management Group, L.L.C.

Name	Present Principal Occupation or Employment	Citizenship
Pierre F. Lapeyre, Jr.	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
David M. Leuschen	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
Stephen S. Coats	Partner, Managing Director and General Counsel of Riverstone Holdings LLC	United States

Riverstone Holdings LLC

Name	Present Principal Occupation or Employment	Citizenship
Pierre F. Lapeyre, Jr.	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
David M. Leuschen	Founder and Senior Managing Director of Riverstone Holdings LLC	United States

Riverstone Energy GP V Corp.

Name	Present Principal Occupation or Employment	Citizenship
Pierre F. Lapeyre, Jr.	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
David M. Leuschen	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
N. John Lancaster	Partner of Riverstone Holdings LLC	United States
Baran Tekkora	Partner of Riverstone Holdings LLC	United States
E. Bartow Jones	Partner of Riverstone Holdings LLC	United States

CUSIP No. 87484T 108	13D	Page 27 of 27 pages

Riverstone Energy GP V, LLC

Name	Present Principal Occupation or Employment	Citizenship
Pierre F. Lapeyre, Jr.	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
David M. Leuschen	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
N. John Lancaster	Partner of Riverstone Holdings LLC	United States
Baran Tekkora	Partner of Riverstone Holdings LLC	United States
E. Bartow Jones	Partner of Riverstone Holdings LLC	United States
Robert M. Tichio	Partner of Riverstone Holdings LLC	United States
James T. Hackett	Partner of Riverstone Holdings LLC	United States